UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated February 01, 2022
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
112 Oxford Road
Houghton Estate
Johannesburg, 2198
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F X
Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes
No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes
No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes
No X
Enclosure: Press release:
ANGLOGOLD ASHANTI LIMITED TRADING STATEMENT FOR THE YEAR
ENDED 31 DECEMBER 2021

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
(“AngloGold Ashanti” or the “Company”)

1 February 2022

NEWS RELEASE

ANGLOGOLD ASHANTI TRADING STATEMENT FOR THE YEAR ENDED 31 DECEMBER 2021

AngloGold Ashanti will release results for the year ended 31 December 2021 (the “Period”) on the
Johannesburg Stock Exchange News Service on 22 February 2022.

With reference to the Listings Requirements of the JSE Limited, issuers are required to publish a trading statement as soon as they become reasonably certain that the financial results for the period to be reported on next will differ by at least 20% from those of the previous corresponding reporting period (“comparative period”).

Expected Headline Earnings and Basic Earnings

Shareholders are advised that the Company has reasonable certainty that headline earnings for the
Period are expected be between $572 million and $642 million, with headline earnings per share
(“HEPS”) of between US 137 cents and US 153 cents, a decrease of 36% to 42% from the comparative period. Headline earnings and HEPS for the comparative period in 2020 were $1,000 million and US
238 cents, respectively.

The total basic earnings for the Period are expected to be between $584 million and $650 million, resulting in total basic earnings per share (“EPS”) between US 139 cents and US 154 cents, a decrease of 32% to 39% from the comparative period. The basic earnings and EPS for the comparative period were $953 million and US 227 cents, respectively.

The expected overall decrease in earnings for the Period is primarily due to the following reasons:
•
Lower gold sales volumes;
•
General higher operating costs resulting in an increase in the cost of sales mainly due to lower grades achieved and higher level of stockpile drawdowns – exacerbated by inflationary pressures and the continued impact of the COVID-19 pandemic on costs;
•
Unfavourable foreign exchange movements of $43 million or US 10 cents per share;
•
Increased exploration and evaluation costs of $40 million or US 10 cents per share, as previously guided;
•
Lower income from joint ventures mainly due to the once-off profit of $19 million or US 5 cents per share achieved through the disposal of the Mali operations in 2020; and

• Increased once-off other expenses, including:
The voluntary temporary suspension of underground mining activities at Obuasi following the sill pillar incident in May 2021 while rebuilding infrastructure and preparing the mine to resume underground production, resulted in care & maintenance costs incurred of $45 million or US 11 cents per share,
Retrenchments costs incurred of $18 million or US 4 cents per share, following the implementation of the new Operating Model with the view of streamlining the organisation and making it more efficient, and
Accelerated bond settlement costs of $24 million or US 6 cents per share as a result of the early redemption of the $750m, 5.125% 2022 bonds, while replacing these bonds with the $750m, 3.375% 2028 bonds, thereby extending debt maturities of the Company at lower interest rates as part of the continued strategy to optimise the capital structure.

These negative impacts were partly offset by:
• Lower amortisation due to lower production volumes;
•
A decrease in net finance costs, including unwinding charges, of $92 million or US 22 cents per share;
•
Losses realised in 2020 on oil and gold derivatives of $19 million or US 5 cents per share not recurring; and
•
Lower taxes in most jurisdictions due to lower production levels, combined with the derecognition of the deferred taxes relating to the South African region in 2020 not recurring.

Operational Performance

AngloGold Ashanti experienced a challenging 2021. Production for the year ended 31 December 2021 is expected to be 2.472Moz, compared to 3.047Moz (which included 241koz from our previously owned
South African operations) for the year ended 31 December 2020. This production is within the revised guidance issued on 6 August 2021.

Production for 2021 was lower than the prior year mainly due to the sale of the South African operations, the Company undertaking significant reinvestments across key assets, lower realised grades across certain operations, the temporary suspension of underground mining activities at Obuasi, as well as the continued impact of the COVID-19 pandemic on production and costs.

COVID-19 impacts were excluded from the revised guidance issued on 6 August 2021. The impact on production from COVID-19 in 2021 was estimated at 47koz for 2021, mainly affecting our operations in
Ghana, Brazil and Argentina.

The financial information on which this trading statement is based has not been reviewed and reported on by AngloGold Ashanti’s external auditors.

Johannesburg
1 February 2022

JSE Sponsor: The Standard Bank of South Africa Limited

CONTACTS
Media
Chris Nthite
General inquiries
+27 11 637 6388/ +27 83 301 2481
cnthite@anglogoldashanti.com
media@anglogoldashanti.com
Investors
Andrea Maxey
+61 08 9435 4603/ +61 400 072 199
amaxey@anglogoldashanti.com
Yatish Chowthee
+27 11 637 6273 / +27 78 364 2080
yrchowthee@anglogoldashanti.com
Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, total cash costs, all-in sustaining costs, all-in costs, cost savings and other operating results, return on equity, productivity improvements, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti’s exploration and production projects and the completion of acquisitions, dispositions or joint venture transactions, AngloGold Ashanti’s liquidity and capital resources and capital expenditures and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental health and safety issues, are forward-looking statements regarding AngloGold Ashanti’s operations, economic performance and financial condition. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti’s actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward- looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social and political and market conditions, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, any supply chain disruptions, any public health crises, pandemics or epidemics (including the COVID-19 pandemic), and other business and operational risks and other factors, including mining accidents. For a discussion of such risk factors, refer to AngloGold Ashanti’s annual report on Form 20-F for the year ended 31
December 2020 and the Risk Factors section in AngloGold Ashanti's Prospectus Supplement dated 19 October 2021, each filed with the United States Securities and Exchange Commission (SEC). These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results to differ materially from those expressed in any forward-looking statements.
Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

Non-GAAP financial measures

This communication may contain certain “Non-GAAP” financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non- GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use.
Incorporated in the Republic of South Africa Reg No: 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG CUSIP: 035128206 – NYSE share code: AU

Website: www.anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited
Date: February 01, 2022
By: /s/ LM GOLIATH________
Name: LM Goliath
Title: Company Secretary